BKV Corporation

1200 17th Street, Suite 2100

Denver, CO 80202

November 18, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Loan Lauren Nguyen, Legal Branch Chief Karina Dorin, Staff Attorney Mark Wojciechowski, Staff Accountant Jenifer Gallagher, Staff Accountant Sandra Wall, Petroleum Engineer

Re:	BKV Corporation

Amendment No. 2 to Draft Registration Statement

Submitted October 26, 2022

CIK No. 0001838406

To the addressees set forth above:

This letter sets forth the responses of BKV Corporation (the “Company,” “we,” “our” and “us”) to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated November 10, 2022 (the “Comment Letter”) relating to Amendment No. 2 to the Draft Registration Statement on Form S-1 confidentially submitted on October 26, 2022 (the “Registration Statement”). We have also revised the Registration Statement in response to the Staff’s comments and, concurrently with delivery of this letter, we are publicly filing with the Securities and Exchange Commission a Registration Statement on Form S-1 (“Filing No. 1”) that reflects these revisions and generally updates certain information in the Registration Statement. In addition, concurrently with the delivery of this letter, we are submitting a supplemental letter providing additional information (the “Supplemental Letter”) pursuant to Rule 418(b) under the Securities Act of 1933, as amended (the “Securities Act”), and Rule 12b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in response to the Staff’s comments.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Filing No. 1 of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of the registration statement included in Filing No. 1. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Filing No. 1.

Amendment No. 2 to Draft Registration Statement

Prospectus Summary

Carbon Capture, Utilization and Sequestration, page 5

1.	We note your response to prior comment 3. Your revised disclosure provides that the initial CCUS project will represent more than 8% of your estimated Scope 1 and 2 upstream emissions from your owned and operated upstream businesses, with the first injection scheduled for the second half of 2023. Additionally, you disclose that you expect the second CCUS project to initially offset your current Scope 1 and 2 annual emissions from your owned and operated upstream businesses by approximately 2%, bringing you closer to your goal of reaching net zero across your Scope 1 and 2 owned and operated upstream emissions by the end of 2025. You further clarified that you are currently evaluating and discussing with third parties three to ten additional CCUS projects (inclusive of the projects with Verde CO2), although you have not reached final investment decisions on these projects. Please revise to further balance your disclosure and substantiate your goal of reaching net zero across your Scope 1 and 2 owned and operated upstream emissions by the end of 2025.

Response: The Registration Statement has been revised as requested. Please see pages 5-8, 156-160 and 184-187 of Filing No. 1.

2.	We note the new disclosure that assuming you reach final investment decision with respect to each of the “three to ten additional CCUS projects (inclusive of the projects with Verde CO2).projects,” you would expect to develop and complete each of these projects during the next several years based on economics supported by the carbon tax credits available under Section 45Q of the Code. Revise the disclosure to clarify the reference to “next several years” and explain whether you are referring to all ten additional CCUS projects. If you do not have a specific timeline, revise to state so.

Response: The Registration Statement has been revised as requested. Please see pages 7-8, 158-160 and 186-187 of Filing No. 1.

Our Company

Path to Net Zero Emissions, page 7

3.	Please revise your graphs to define the term “High Fidelity.”

Response: The graphs in the Registration Statement have been revised to remove the phrase “High Fidelity.” Please see pages 9-10 and 161 of Filing No. 1.

Business Strategy, page 9

4.	Disclosures on page 10 include estimates of Petroleum Resources Management System (PRMS) 3P reserves:

•	As of September 31, 2022, our Barnett refrac program has added 491 Bcfe of proved reserves since its inception in early 2021, with an estimated 1.1 Tcfe net proved, probable and possible (“3P”) reserves at less than an average $0.70/Mcfe finding and development costs during 2021.

•	Our Barnett new well drilling program has added 1.1 Tcfe of proved reserves since our entry into the Barnett with a total estimate of approximately 2.1 Tcfe 3P reserves.

Please revise these disclosures to separately present the estimated volumes of proved reserves, probable reserves and possible reserves rather than as a 3P total and remove the related PRMS definition of “3P” from the glossary of oil and gas terms.

Additionally, expand your disclosure to include a discussion of the uncertainty related to probable and possible reserves and the appropriate cautionary language indicating such estimates and the related future cash flows have not been adjusted for risk due to that uncertainty, and therefore they may not be comparable with each other and should not be summed arithmetically with each other. Refer to the disclosure requirements in Item 1202(a)(5) of Regulation S-K and to question 105.01 in the Compliance and Disclosure Interpretations (C&DIs”) regarding Oil and Gas Rules.

Response: The Registration Statement has been revised as requested. Please see pages iii, 12, 30, 34, 39-40, 164, 188 and 191-192 of Filing No. 1.

Summary Reserve, Production and Operating Data, page 26

5.	We have reviewed your response to prior comment 11 and note the DRS Amendment No. 2 discloses only proved reserves; however, the reserve reports filed as Exhibits 99.1 to 99.13 still present estimates of proved, probable and possible reserves. For filing consistency, please obtain and file revised reserve reports which exclude estimates of probable and possible reserves, or update your filing accordingly.

Response: The Registration Statement has been revised to disclose probable and possible reserves. Please see pages 30-36 and 187-194 of Filing No. 1.

6.	We note the revisions made in response to prior comment number 15. The factors quantified in your expanded disclosure do not appear to reconcile the change between beginning and ending proved undeveloped reserves. Additionally, in some cases, the descriptions are unclear as to whether the identified factor impacted proved developed or proved undeveloped reserves. For example, the revised disclosure under “2021 Activity” indicates that “the remaining upward adjustment of 139.8 Bcfe relates to upward performance adjustments of 219.2 Bcfe offset by a downward revision of 79.4 Bcfe due to increased production costs” without indicating the extent to which proved developed or proved undeveloped reserves were impacted. Further revise the disclosure under this section to provide clear, complete disclosure that fully explains the changes in proved undeveloped reserves. Refer to the disclosure requirements in Item 1202(b) of Regulation S-K.

Response: The Registration Statement has been revised to include narrative information to reconcile the change between beginning and ending proved undeveloped reserves and to clarify the changes that are applicable to proved undeveloped reserves and proved developed reserves. Please see pages 33, 107-108 and 191 of Filing No. 1.

7.	We have reviewed your response to prior comment 16 and note the disclosures on pages 28 and 172 of the volumes converted to proved developed reserves during the nine months ended September 30, 2022 and the year ended December 31, 2021 include volumes of proved developed non-producing reserves which were already categorized as proved developed. Please revise your disclosure to only include the volumes of proved undeveloped reserves converted to proved developed reserves and their associated investments during these periods presented. Refer to the disclosure requirements of Item 1203(c) of Regulation S-K.

Response: The Registration Statement has been revised as requested. Please see pages 33 and 190 of Filing No. 1.

Note 3. Supplemental Pro Forma Oil and Gas Reserves Information, page 95

8.	The DRS Amendment No. 2 contains several instances where the mid-year date of “June 30, 2022” is inconsistent with the current Amendment date used of “September 30, 2022”:

1.	Supplemental Pro Forma Oil and Gas Reserves Information (pages 95 and F-87) states “proved reserves estimates were calculated by adding back production (rolled back) and adjusting for pricing from a reserve report prepared by Ryder Scott, as of June 30, 2022.”

2.	Sales Volumes and Unit Prices (page 161) states “The following table summarizes sales volumes, sales prices and production cost information for our natural gas and production for the nine months ended September 30, 2022 and 2021,” however, the Sales Volumes table and Average Sales Prices table include a column titled “Six Months Ended.”

Please correct these date inconsistencies or explain why changes are not needed.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it believes that June 30, 2022 is the appropriate date for Ryder Scott’s reserve report with respect to the reserves acquired in the Exxon Barnett Acquisition due to the application of the roll-back method that was used for the financial statements of the ExxonMobil Barnett Assets.

The Registration Statement has been revised to update the sales volumes, sales prices and production cost information in the referenced table from the six months ended June 30, 2022 and 2021 to the nine months ended September 30, 2022 and 2021. Please see pages 177-178 of Filing No. 1.

9.	For ease of comparison with reserve information provided elsewhere in your filing, revise this section to include a presentation of natural gas, NGL and oil reserves on a combined equivalent basis.

Response: The Registration Statement has been revised as requested. Please see pages 105-107 of Filing No. 1.

10.	Discussion under the heading “2021 Activity” indicates that the pro forma combined proved reserves increased by 1,808.5 Bcfe. However, this appears to be the amount by which actual historical reserves increased during 2021. Review and revise the discussion under this section to include a clear and complete discussion of changes in pro forma reserves. The revised disclosure should address the overall change for each line item in the tabular reconciliation by separately identifying and quantifying each contributing factor, including offsetting factors, so that the changes in net proved reserves between periods are fully reconciled and explained. Disclosure relating to extensions and discoveries should include the volumes added as new proved undeveloped reserves and the volumes added as proved developed during the year for wells that were not assigned proved undeveloped reserves at the beginning of the year. Disclosure relating to revisions in previous estimates should identify individual underlying factors as changes caused by costs, commodity prices, well performance, uneconomic proved undeveloped locations and removal of proved undeveloped locations due to changes in a previously adopted development plan and locations removed that will not be converted to developed status within five years of initial disclosure as proved undeveloped reserves.

Response: The Registration Statement has been revised as requested. Please see pages 33, 107-108 and 191 of Filing No. 1.

Business

Our Operations, page 155

11.	Please revise your disclosure to clarify the meaning of the arrows included in your images on pages 155 and 156. In that regard, we note the images include references to Atmos, Midcon Express, Enterprise to Gulf South, Millenium and Dominion.

Response: The Registration Statement has been revised to clarify the meaning of the arrows in the referenced images. Please see pages 171-172 of Filing No. 1.

Environmental, Health, Safety and Climate Change Considerations, page 177

12.	We note your revised disclosure in response to prior comment 30. Please expand to describe how you exceed your ESG program goals and describe your baseline score for transparent quantification of BKV’s emission.

Response: The Registration Statement has been revised as requested. Please see page 199 of Filing No. 1.

Standardized Measure of Discounted Future Net Cash Flows, page F-51

13.	We have reviewed the confidential supplemental information provided in response to prior comment 35 and note the sum of the scheduled costs provided appears to not equal the standardized measure’s future development costs of $1,051.9 million disclosed on pages 98 and F-51 of Amendment No. 2. Please update the supplemental information to provide the schedule of additional costs or explain the reason for the difference.

Response: We have provided the requested updated supplemental information in the Supplemental Letter to resolve the inconsistency. The Supplemental Letter is being provided to the Staff by our counsel, under separate cover, pursuant to Rule 418 under the Securities Act and Rule 12b-4 under the Exchange Act. In addition, under separate cover, our counsel has requested confidential treatment of the supplemental information pursuant to the provisions of 17 C.F.R. § 200.83.

We hereby request that this supplemental information be returned to us or destroyed upon completion of your review and that, pending its return or destruction, it be withheld from release as it contains competitively sensitive business information of the Company. We are also requesting that the Freedom of Information Act officer accord the supplemental information furnished in connection with this letter confidential treatment under the Securities and Exchange Commission’s rules.

Barnett Assets

Supplemental Oil and Gas Information (Unaudited), page F-87

14.	We continue to consider your response to prior comment number 37 and may have additional comment.

Response: The Company acknowledges the Staff’s comment.

* * *

We appreciate your attention to this matter and hope the foregoing answers are responsive to your comments. Please direct any questions or comments regarding this correspondence to the undersigned or to our counsel, Samantha Crispin of Baker Botts L.L.P. at (214) 953-6497, Preston Bernhisel of the same firm at (214) 953-6783 or Adorys Velazquez of the same firm at (212) 408-2523.

Very truly yours,

BKV Corporation

By:	/s/ Christopher P. Kalnin
Name: Christopher P. Kalnin
Title: Chief Executive Officer

cc:	Samantha Crispin, Baker Botts L.L.P.

Preston Bernhisel, Baker Botts L.L.P.

Adorys Velazquez, Baker Botts L.L.P.